SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)
                                (Amendment No. 3)
                                       and
                                   Amendment**
                                       to
                                  SCHEDULE 13D

                         FORUM RETIREMENT PARTNERS, L.P.
                            (Name of Subject Company)

                                FORUM GROUP, INC.
                                    (Bidder)

 Preferred Depositary Units Representing
  Preferred Limited Partners' Interests                349 851 105
     (Title of Class of Securities)       (CUSIP Number of Class of Securities)


                                Dennis L. Lehman
                Senior Vice President and Chief Financial Officer
                                Forum Group, Inc.
                             11320 Random Hills Road
                            Fairfax, Virginia  22030
                                 (703) 277-7000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
            Communications on Behalf of the Persons Filing Statement)

                                   Copies to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York  10022
                                 (212) 326-3800



__________
** This Schedule constitutes Amendment No. 10 to the Schedule 13D originally filed by Forum Group, Inc. on August 24, 1993.

                                Page 1 of 8 Pages
                             Exhibit Index on Page 7

   CUSIP No. 349 851 105       14D-1        Page 2 of 8 Pages



   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Forum Group, Inc.

   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                           (b) [X]

   3 SEC USE ONLY

   4 SOURCE OF FUNDS*

     WC

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                            [ ]

   6 CITIZENSHIP OR PLACE OR ORGANIZATION

     Indiana

   7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     9,427,791

   8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES*                                           [ ]

   9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     61.7%

  10 TYPE OF REPORTING PERSON

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   CUSIP No. 349 851 105       14D-1        Page 3 of 8 Pages



   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Forum A/H, Inc.

   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                           (b) [X]

   3 SEC USE ONLY

   4 SOURCE OF FUNDS*

     AF WC

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                            [ ]

   6 CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware
   7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     9,427,791

   8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES*                                           [ ]

   9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     61.7%

  10 TYPE OF REPORTING PERSON

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 3 supplements and amends the Schedule 14D-1 Tender Offer Statement and amendment to Schedule 13D, as previously supplemented and amended (the "Schedule 14D-1"), relating to a tender offer by Forum Group, Inc., an Indiana corporation (the "Purchaser"), to purchase any and all of the outstanding preferred depositary units (the "Units") representing preferred limited partners' interests in Forum Retirement Partners, L.P., a Delaware limited partnership, at $2.83 per Unit, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated October 2, 1995, the Supplement dated October 16, 1995 to the Offer to Purchase, the Supplement dated November 1, 1995 to the Offer to Purchase, and the related Letter of Transmittal (which together constitutes the "Offer").

Item 10.  Additional Information

      Item 10 of the Schedule 14D-1 is hereby supplemented and amended by adding the following:

      (f) On November 13, 1995, prior to 9:00 a.m., New York City time, the Purchaser issued a press release (the "Press Release") announcing that it has extended the period of time during which the Offer is open. A copy of the Press Release is filed as Exhibit (a)(12) hereto, and the information set forth in the Press Release is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

      Item 11 of the Schedule 14D-1 is hereby supplemented and amended by adding the following exhibits:

      (a)(12)Text of Press Release issued by the Purchaser on November 13, 1995.

                                    SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 1995

                            FORUM GROUP, INC.


                            By   /s/ Troy B. Lewis
                              ---------------------------------
                              Troy B. Lewis,
                              Attorney-in-Fact*

                              *Pursuant to a Power of Attorney previously filed
                               with the Securities and Exchange Commission

                                    SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 1995

                            FORUM A/H, INC.


                            By  /s/ Troy B. Lewis
                              ---------------------------------
                              Troy B. Lewis,
                              Attorney-in-Fact*

                              *Pursuant to a Power of Attorney previously filed
                               with the Securities and Exchange Commission

                                INDEX TO EXHIBITS


                                                                Sequentially
          Exhibits                                                Numbered
         ---------                                                  Page
                                                                ----------

           (a)(12)  Text of Press Release issued by the Purchaser      8
                    on November 13, 1995  . . . . . . . . . . . .






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